Venable LLP

750 E. Pratt Street, Suite 900

Baltimore, MD 21202

October 5, 2020	Eric R. Smith T 410.528.2355 F 410.244.7742 ERSmith@Venable.com

VIA EDGAR

The Division of Corporate Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Attn: Valian A. Afshar, Special Counsel

100 F. Street, N.E.

Washington, DC 20549

Re:        TESSCO Technologies Incorporated

Preliminary Consent Solicitation Statement filed on September 25, 2020

Filed by Robert B. Barnhill, Jr., et al. (“Mr. Barnhill”)

File No. 001-33938

Dear Mr. Afshar:

We are writing on behalf of Mr. Barnhill in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 2, 2020 (the “Comment Letter”), with respect to Mr. Barnhill’s solicitation of consents from the shareholders of TESSCO Technologies Incorporated (the “Company”) to remove and replace certain directors of the Company.

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary consent statement on Schedule 14A (the “Revised Preliminary Consent Statement”) with the Commission. The Revised Preliminary Consent Statement reflects revisions made to the preliminary consent statement on Schedule 14A filed on September 25, 2020 (the “Preliminary Consent Statement”) in response to the Comment Letter.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in italicized type prior to Mr. Barnhill’s response. The page numbers in Mr. Barnhill’s responses refer to the page numbers in the Revised Preliminary Consent Statement.

General

1.	In your revised preliminary consent solicitation statement, please attach a preliminary copy of your form of consent card. See Rule 14a-6(a).

In response to the Staff’s comment, Mr. Barnhill has attached as Annex C to the Revised Preliminary Consent Statement a preliminary copy of the form of consent card.

2.	Please note that you must avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. In that regard, please provide us supplementally, or disclose, the factual foundation for referring to certain incumbent directors as “Underperforming Directors” throughout the preliminary consent solicitation statement. Please note that the factual foundation for such assertion must be reasonable. See Rule 14a-9.

Mr. Barnhill believes that he has a reasonable factual foundation for referring to certain directors as “Underperforming Directors.” Mr. Barnhill served as the Chairman of the Board of Directors of the Company (the “Board”) until August of 2020 and has personal experience with such directors’ underperformance.

However, in order to be responsive to the Staff’s comment, Mr. Barnhill revised the disclosure throughout the Revised Preliminary Consent Statement to refer to the relevant incumbent directors as “Subject Directors” rather than “Underperforming Directors”.

Reasons for Our Solicitation

3.	Please describe the Board’s resignation policy, including the percentage of votes cast that a director must receive in order to avoid triggering the policy and the requirements of the policy in the event that it is triggered.

In response to the Staff’s comment, Mr. Barnhill has revised the disclosure on page 2 of the Revised Preliminary Consent Statement to include a description of the resignation policy of the Board.

Background of the Consent Solicitation

4.	Please disclose whether the Company’s mandatory retirement policy will impact any of the other incumbent directors’ ability to stand for reelection at the Company’s next annual meeting.

In response to the Staff’s comment, Mr. Barnhill has revised the disclosure on page 5 of the Revised Preliminary Consent Statement to note that the Company’s mandatory retirement policy will not impact any other incumbent director’s ability to stand for reelection at the Company’s next annual meeting.

Questions and Answers About the Consent Solicitation

5.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the consent solicitation statement or provided to the staff on a supplemental basis. In that regard, please provide support for the following statement:

•     “We believe that the current Board will be required by their fiduciary duties under Delaware law to approve the Nominees in accordance with the Credit Agreement . . . .”

We believe there is a reasonable factual basis for this statement. Delaware courts have held:

that a board deciding whether to approve directors for the purposes of a Proxy Put could not act consistently with its fiduciary duties by simply failing to approve any director candidates who ran against the incumbent slate. Rather, the incumbent board must respect its primary duty of loyalty to the corporation and its stockholders and may refuse to grant approval only if it determines that the director candidates running against them posed such a material threat of harm to the corporation that it would constitute a “breach of the directors' duty of loyalty to the corporation and its stockholders” to “pass[ ] control” to them. In other words, unless the incumbent board determined, by way of example, that the rival candidates lacked ethical integrity, fell within the category of known looters, or made a specific determination that the rival candidates proposed a program that would have demonstrably material adverse effects for the corporation's ability to meet its legal obligations to its creditors, the incumbent board should approve the rival slate and allow the stockholders to choose the corporation's directors without fear of adverse financial consequences, and also eliminate the threat to the corporation of a forced refinancing. Notably, absent any determination by the incumbents that the rival slate has suspect integrity or specific plans that would endanger the corporation's ability to repay its creditors, there is no harm threatened to the creditors by the election of the slate. Rather, the only “harm” threatened is that the stockholders will choose to seat a new board of directors. The incumbents' expected view that they are better suited to run the company effectively is, without substantially more, not a sufficient fiduciary basis to deny approval to their opponents.

Kallick v. Sandridge Energy, Inc., 68 A.3d 242, 246 (Del. Ch. 2013) (footnotes omitted). The Nominees named in in the Preliminary Consent Statement are well qualified, have ethical integrity, are not “known looters” and have no plans that would endanger the Company’s abilities to repay its creditors, and we do not believe that the Board has a reasonable basis to claim otherwise. We note that in the Company’s preliminary consent revocation statement filed on October 2, 2020 that it has made no claims that the election of the Nominees poses a material threat of harm to the corporation.

However, in order to be responsive to the Staff’s comment and in light of the fact dependent analysis of whether a director has breached his or her fiduciary duty, Mr. Barnhill has revised the disclosure on page 9 of the Revised Preliminary Consent Statement to remove references to the breach of fiduciary duties and instead state that Mr. Barnhill believes that the current Board should approve the Nominees to avoid triggering a change of control under the Credit Agreement; however, there is no guarantee that the current Board will do so.

6.	We note the following statement: “The adoption of the Proposals may have other effects on the outstanding equity awards of the Company.” Notwithstanding the references to the Company’s 2020 proxy statement and consent solicitation statement, please describe such other effects that the adoption of the Proposals may have on the outstanding equity awards.

In response to the Staff’s comment, Mr. Barnhill has revised the disclosure on pages 9-10 of the Revised Preliminary Consent Statement to include further description of the effects that the adoption of the Proposals (as defined in the Revised Preliminary Consent Statement) may have on the outstanding equity awards of the Company.

Proposal 2: Election of Directors

7.	We note your reference on page 16 to “a substitute candidate selected by Mr. Barnhill.” In your response letter, please confirm that if a substitute candidate is selected, you will file an amended consent solicitation statement that (1) identifies the substitute candidate, (2) discloses whether such candidate has consented to being named in the revised consent solicitation statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such candidate.

In response to the Staff’s comment, Mr. Barnhill confirms that if a substitute candidate is selected, Mr. Barnhill will file an amended consent solicitation statement that (1) identifies the substitute candidate, (2) discloses whether such candidate has consented to being named in the revised consent solicitation statement and to serve if elected and (3) includes the disclosure requires by Items 5(b) and 7 of Schedule 14A with respect to such candidate. To this end, please see Mr. Barnhill’s revised disclosure on page 14 of the Revised Preliminary Consent Statement.

8.	We note your statement on page 16 that “it is possible that some, but not all, of the Underperforming Directors may be removed pursuant to Proposal 1.” In such a scenario, please clarify how Nominees will be selected to fill the vacancies if they receive the same number of votes.

In response to the Staff’s comment, Mr. Barnhill has revised the disclosure on the cover page and pages 10 and 15 of the Revised Preliminary Consent Statement to describe how Nominees will be selected to fill vacancies if they receive the same number of votes. Specifically, Mr. Barnhill has noted that if two or more Nominees receive the same number of consents, such vacancy shall be filled in alphabetical order based on the Nominees last name.

Proposal 3: Repeal of Any Bylaw Provisions Adopted Since August 7, 2020

9.	Please disclose whether, to your knowledge, any provision of the Company’s Bylaws has been adopted after August 7, 2020 without the approval of shareholders. If so, please describe such provision.

In response to the Staff’s comment, Mr. Barnhill has revised the disclosure on page 16 of the Revised Preliminary Consent Statement to state that, to his knowledge, no provision of the Company’s bylaws has been adopted after August 7, 2020 without approval of the shareholders.

Solicitation of Consents; Expenses

10.	Please disclose whether any reimbursement that you may seek from the Company for the costs of the Consent Solicitation will be submitted to a vote of the Company’s shareholders. See Item 4(b)(5) of Schedule 14A.

In response to the Staff’s comment, Mr. Barnhill has revised the disclosure on page 21 of the Revised Preliminary Consent Statement to state that he does not expect that the Board will submit the request for reimbursement to a vote of the Company’s shareholders.

Other Information

11.	We note that you refer shareholders to the Company’s consent revocation statement for certain disclosures. Please be advised that we believe reliance on Rule 14a-5(c) before the Company distributes the information to shareholders would be inappropriate. Alternatively, if you determine to disseminate your consent solicitation statement prior to the distribution of the Company’s consent revocation statement, you must undertake to provide any omitted information to shareholders. Please advise us as to your intent in this regard.

In response to the Staff’s comment, Mr. Barnhill has revised the disclosure on page 22 of the Revised Preliminary Consent Statement to remove the incorporation by reference to the Company’s consent revocation statement and to add Annex B to the Revised Preliminary Consent Statement to include the information that was intended to be incorporated by reference (i.e., information regarding the security ownership of certain beneficial owners and management).

12.	Please clarify the specific line items within Schedule 14A that you have seemingly sought to satisfy by referencing the Company’s consent revocation statement through ostensible reliance upon Rule 14a-5(c).

See response to Comment 11. Mr. Barnhill now does not seek to satisfy any specific line items within Schedule 14A by referencing the Company’s consent revocation statement. To that end, all references to Mr. Barnhill’s and the participants’ intent to incorporate by reference any information contained in the Company’s consent revocation statement have been removed from the Revised Preliminary Consent Statement.

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Please do not hesitate to contact me or my colleague Gabriel M. Steele via e-mail at ERSmith@Venable.com and GMSteele@Venable.com if there are any comments or questions regarding the foregoing or if we can be of assistance in any way. You may contact me via telephone at (410) 528-2355 or Gabriel at (410) 244-7421. You may also reach either of us at the mailing address set forth above.

Sincerely,

/s/ Eric R. Smith